UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

Foamex International Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

344123203

(CUSIP Number)

Sandip S. Khosla, Esq.

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 344123203

1	Name of Reporting Person The Goldman Sachs Group, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 12,729,421
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,729,421
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,729,421
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.6%
14	Type of Reporting Person HC-CO

Page 2 of 8 pages

CUSIP No. 344123203

1	Name of Reporting Person Goldman, Sachs & Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 12,729,421
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,729,421
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,729,421
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.6%
14	Type of Reporting Person BD-PN-IA

Page 3 of 8 pages

AMENDMENT NO. 6

TO SCHEDULE 13D

RELATING TO THE COMMON STOCK OF

FOAMEX INTERNATIONAL INC.

The Goldman Sachs Group, Inc. (“GS Group”) and Goldman, Sachs & Co. (“Goldman Sachs”, and, together with GS Group, the “Filing Persons”)1 hereby amend and supplement the statement on Schedule 13D filed with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Foamex International Inc., a Delaware corporation (the “Company”), as most recently amended by Amendment No. 5 thereto filed February 15, 2008 (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Amendment No. 6 is being filed to report that on April 17, 2008, the Company delivered a notice (as described herein) to each of Goldman Sachs, D. E. Shaw Laminar Portfolios, L.L.C. (“D. E. Shaw”) and Sigma Capital Associates, LLC (“Sigma”, and together with D. E. Shaw and Goldman Sachs, the “Significant Equityholders”) pursuant to the Equity Commitment Letters, dated as of February 13, 2008 (the “Equity Commitment Letters”), between the Company and each of the Significant Equityholders.

The Filing Persons may be deemed to be members of a group with the other Significant Equityholders within the meaning of Rule 13d-5(b) under the Act, with respect to their interests in equity securities of the Company. However, the Filing Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of Common Stock beneficially owned by the Filing Persons.

_________________________

1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a “person” for any purposes other than Section 13(d) of the Act.

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Item 3 is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Funds for shares of Common Stock which may be deemed to be beneficially owned by the Filing Persons came from the working capital of Goldman Sachs.

Item 4 is hereby supplemented as follows:

Item 4. Purpose of Transaction.

Goldman Sachs hereby expressly disclaims (i) any membership in a group for purposes of Section 13(d) of the Act, with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of Common Stock beneficially owned by Goldman Sachs.

Item 5 is hereby amended as follows:

Item 5. Interest in Securities of the Issuer.

(a) As of April 17, 2008, Goldman Sachs may be deemed to beneficially own directly an aggregate of 4,777,061 shares of Common Stock and may be deemed to have the right to acquire 7,952,360 shares of Common Stock upon conversion of the Series D Preferred Stock to be issued to Goldman Sachs (assuming conversion of all the shares of Series D Preferred Stock held by Goldman Sachs at a conversion price of $0.65 per share of Common Stock as further described herein), representing in the aggregate approximately 38.6% of the sum of the shares of Common Stock reported to be outstanding by the Company, the shares of Common Stock issuable to the Significant Equityholders as a Cure Premium as discussed herein and the shares of Common Stock issuable to Goldman Sachs upon conversion of the Series D Preferred Stock (assuming conversion of all the shares of Series D Preferred Stock held by Goldman Sachs at a conversion price of $0.65 per share of Common Stock as further described herein).

As of April 17, 2008, GS Group may be deemed to beneficially own indirectly an aggregate of 4,777,061 shares of Common Stock beneficially owned directly by Goldman Sachs as described above and may be deemed to have the rights to acquire indirectly 7,952,360 shares of Common Stock that Goldman Sachs may be deemed to have the right to acquire upon conversion of the Series D Preferred Stock to be issued to Goldman Sachs (assuming conversion of all the shares of Series D Preferred Stock held by Goldman Sachs at a conversion price of $0.65 per share of Common Stock as further described herein), representing in the aggregate approximately 38.6% of the sum of the shares of Common Stock reported to be outstanding by the Company, the shares of Common Stock issuable to the Significant Equityholders as a Cure Premium as discussed herein and the shares of Common Stock issuable to Goldman Sachs upon conversion of the Series D Preferred Stock (assuming conversion of all the shares of Series D Preferred Stock held by Goldman Sachs at a conversion price of $0.65 per share of Common Stock as further described herein).

The Filing Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Significant Equityholder

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and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of Common Stock beneficially owned by the Filing Persons.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I to Schedule 13D may be deemed to have beneficially owned any shares of Common Stock as of April 17, 2008 other than as set forth herein.

(c) As described in Item 6 below, at the time of the first issuance of the Series D Preferred Stock on April 22, 2008, an aggregate of 173,256 shares of Common Stock will be payable to Goldman Sachs as a Cure Premium pursuant to its Equity Commitment Letter.

No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I to Schedule 13D, during the period from February 17, 2008 through April 17, 2008, other than as described herein.

Item 6 is hereby supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As previously reported in Amendment 5 to the Schedule 13D, on February 13, 2008, the Significant Equityholders entered into the Equity Commitment Letters with the Company pursuant to which each of the Significant Equityholders gave a firm commitment to purchase, in cash, either (i) shares of Series D Preferred Stock of the Company (the “Series D Preferred Stock”), (ii) shares of Series E Preferred Stock of the Company (the “Series E Preferred Stock” and together with the Series D Preferred Stock, the “Securities”) or (iii) any combination of Series D Preferred Stock or Series E Preferred Stock, for an aggregate amount for all of the Significant Equityholders of up to $20 million.

Foamex L.P., a subsidiary of the Company (the “Borrower”), is a borrower under (1) the First Lien Term Credit Agreement, dated as of February 12, 2007, by and among the Borrower, the Company, as Parent Guarantor, Bank of America, N.A., as Administrative Agent and Collateral Agent (the “Administrative Agent”), and the lenders and other parties named therein (the “First Lien Credit Agreement”), (2) the Second Lien Term Credit Agreement, dated as of

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February 12, 2007, by and among the Borrower, the Company, the Administrative Agent and the lenders and other parties named therein (the “Second Lien Credit Agreement” and together with the First Lien Credit Agreement, the “Credit Agreements”) and (3) the Revolving Credit Agreement, dated as of February 12, 2007, by and among the Borrower, the Company and the other guarantors named thereto, the Administrative Agent and the lenders and other parties named thereto (the “Revolver”).

On April 17, 2008, the Company delivered a notice to the Significant Equityholders pursuant to the Equity Commitment Letters, specifying that the Company estimates in good faith that the Company will require $18.5 million to facilitate the Borrower’s ability pursuant to Section 8.02(b) of the Credit Agreements or Section 9.2(d) of the Revolver, as applicable, to comply with its financial covenants under Section 7.12 of the Credit Agreements or Section 7.25 of the Revolver, as applicable, with respect to the first quarter of 2008. Pursuant to the Equity Commitment Letters, D. E. Shaw, Goldman Sachs and Sigma are therefore obligated to purchase, for cash, Securities in an aggregate amount of $9,661,952, $5,169,034 and $3,669,014, respectively, from the Company. On April 21, 2008, Goldman Sachs informed the Company that it intends to fulfill its obligation under its Equity Commitment Letter by purchasing shares of Series D Preferred Stock in an aggregate amount of $5,169,034. Settlement of the transaction is expected to occur on April 22, 2008.

At the time of the first issuance of the Series D Preferred Stock on April 22, 2008, an aggregate of 173,256 shares of Common Stock will be payable to Goldman Sachs as a premium (the “Cure Premium”) pursuant to its Equity Commitment Letter. The Cure Premium is equal to $279,407.25, payable in a number of shares of Common Stock determined based on the average trading price of the Common Stock for the 30-trading day period ending on the fifth trading day immediately preceding the date on which the Cure Premium will become payable. The aggregate Cure Premium payable to the Significant Equityholders pursuant to the Equity Commitment Letters will be 620,083 shares of Common Stock.

If the shares of Series D Preferred Stock are converted within ten days of the consummation of a rights offering that has occurred within ninety days of the first issuance of such shares, then the price per share of Common Stock to be received upon conversion of the Series D Preferred Stock will equal the price per share of Common Stock in such rights offering. In all other instances, the price per share will equal the average trading price of the Common Stock for the 30-trading-day period ending on the fifth trading day immediately preceding the conversion date. The Company announced on April 1, 2008, that it intends to make a rights offering to all of its stockholders to purchase Common Stock at $0.65 per share. Accordingly, the disclosures contained herein assume that the Series D Preferred Stock will be convertible into Common Stock at a conversion price of $0.65 per share of Common Stock.

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2008

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Andrea Louro DeMar

Name:  Andrea Louro DeMar

Title:    Attorney-in-fact

GOLDMAN, SACHS & CO.

By: /s/ Andrea Louro DeMar

Name:  Andrea Louro DeMar

Title:    Attorney-in-fact

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